# Bricolage Dynamics, Inc.

*Balance Sheets*

**Quarter 4 2019 & Full Year 2020 & YTD 08.2021**

|  | 10.19 - 12.19 | 2020 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Primary Business Checking (4132) | 1,198.20 | 12,987.93 |
| Due from Zeb Parsons | 0.00 | 8,353.43 |
| Fixed Assets | | |
| Machinery & Equipment | 7,349.00 | 19,200.42 |
| Accum Depreciation - M & E | (61.24) | (1,036.48) |
| Computers | 0.00 | 1,294.85 |
| Accum Depreciation - Computers | 0.00 | (21.58) |
| Total Fixed Assets (Net) | 7,287.76 | 19,437.21 |
|  | | |
| **TOTAL ASSETS** | **8,485.96** | **40,778.57** |
|  | | |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| MC WORLD BUSINESS CREDIT (6065) | 6,573.87 | 2,827.53 |
| Total Current Liabilities | 6,573.87 | 2,827.53 |
| Total Liabilities | 6,573.87 | 2,827.53 |
| Equity | 0.00 | 0.00 |
| Owner's Investment | 2,100.00 | 34,184.80 |
| Retained Earnings | 0.00 | (187.91) |
| **Net Income** | **(187.91)** | **3,954.15** |
| Total Equity | 1,912.09 | 37,951.04 |
| **TOTAL LIABILITIES AND EQUITY** | **8,485.96** | **40,778.57** |

# Bricolage Dynamics, Inc.

*Profit and Loss*

**Quarter 4 2019 & Full Year 2020 & YTD 08.2021**

|  | **10.19 - 12.19** | **2020** |
|---|---|---|
| Income |  |  |
|    Sales | 1,113.20 | 14,963.37 |
|    Sales of Product Income | 0.00 | 355.00 |
| Total Income | 1,113.20 | 15,318.37 |
|  |  |  |
| Gross Profit | 1,113.20 | 15,318.37 |
|  |  |  |
| Expenses |  |  |
|    Advertising & Marketing | 582.36 | 1,275.53 |
|    Car & Truck | 92.14 | 2,434.86 |
|    Contractors | 0.00 | 305.00 |
|    Job Supplies | 327.72 | 742.22 |
|    Meals & Entertainment | 0.00 | 106.45 |
|    Repairs & Maintenance | 13.44 | 542.63 |
|    Other Miscellaneous Expense | 0.00 | 68.89 |
|    Office Supplies & Software | 209.21 | 1,421.34 |
|    Legal & Professional Services | 0.00 | 459.96 |
|    Reimbursable Expenses | 0.00 | 0.00 |
|    Other Business Expenses | 0.00 | 372.26 |
|    Taxes & Licenses | 0.00 | 203.42 |
|    Bank Charges & Fees | 15.00 | 1,333.76 |
|    Interest Paid | 0.00 | 1,101.08 |
|    Depreciation | 61.24 | 996.82 |
| Total Expenses | 1,301.11 | 11,364.22 |
|  |  |  |
| Net Operating Income | (187.91) | 3,954.15 |
|  |  |  |
| **Net Income** | **(187.91)** | **3,954.15** |
|  |  |  |
| **EBITDA** | **(126.67)** | **6,052.05** |

# Bricolage Dynamics, Inc.

*Statement of Cash Flows*

**Quarter 4 2019 & Full Year 2021 & YTD 08.2021**

|  | **10.19 - 12.19** | **2020** |
|---|---|---|
| Operating Activities |  |  |
| Net Income | (187.91) | 3,954.15 |
| Adjustments |  |  |
| Due from Zeb Parsons | 0.00 | (10,460.00) |
| Accum Depreciation - M & E | 61.24 | 21.58 |
| Accum Depreciation - Computers | 0.00 | 975.24 |
| MC WORLD BUSINESS CREDIT (6065) | 6,573.87 | (3,746.34) |
| Total Adjustments | 6,635.11 | (13,209.52) |
|  |  |  |
| Net cash provided by operating activities | 6,447.20 | (9,255.37) |
|  |  |  |
| Investing Activities |  |  |
| Machinery & Equipment | (7,349.00) | (11,851.42) |
| Computers | 0.00 | (1,294.85) |
| Net cash provided by investing activities | (7,349.00) | (13,146.27) |
|  |  |  |
| Financing Activities |  |  |
| Owner's Investment | 2,100.00 | 32,084.80 |
| Net cash provided by financing activities | 2,100.00 | 32,084.80 |
|  |  |  |
| Net Cash increase for the period | 1,198.20 | 9,683.16 |
|  |  |  |
| Cash at End of Period | 1,198.20 | 10,881.36 |

# Bricolage Dynamics, Inc.

*Statement of Shareholder Equity*
**For the Year Ending 12/31/2020**

|  | % Ownership | Beginning | Activity | Ending |
|---|---|---|---|---|
| Investors |  |  |  |  |
| Zeb Parsons | 94.05% | 2,100.00 | 0.00 | 2,100.00 |
| Leora Metcalf | 0.95% | 0.00 | 0.00 | 0.00 |
| Harper Hospitality Group | 5.00% | 0.00 | 12,084.80 | 12,084.80 |
| Fledge LLC |  | 0.00 | 20,000.00 | 20,000.00 |
| Total Investments | 100.00% | 2,100.00 | 32,084.80 | 34,184.80 |
|  |  |  |  |  |
| Net Income/(Loss) |  | (187.91) | 3,954.15 | 3,766.24 |
|  |  |  |  |  |
| **Total Equity** |  | **1,912.09** | **36,038.95** | **37,951.04** |

# Bricolage Dynamics RegCF SPV 2021, LLC

*Balance Sheets*
**Since October 2021 Inception**

|  | YTD 10.21 | 2020 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | 0.00 | 0.00 |
| | | |
| **TOTAL ASSETS** | **0.00** | **0.00** |
| | | |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Total Liabilities | 0.00 | 0.00 |
| Equity | 0.00 | 0.00 |
| Owner's Investment | 0.00 | 0.00 |
| Retained Earnings | 0.00 | 0.00 |
| | | |
| Total Equity | 0.00 | 0.00 |
| **TOTAL LIABILITIES AND EQUIT** | **0.00** | **0.00** |

# Bricolage Dynamics RegCF SPV 2021, LLC

*Profit and Loss*
**Since October 2021 Inception**

| | YTD 10.21 | 2020 |
|---|---|---|
| **Expenses** | | |
| Total Expenses | 0.00 | 0.00 |
| | | |
| Net Operating Income | 0.00 | 0.00 |
| | | |
| **Net Income** | **0.00** | **0.00** |

# Bricolage Dynamics RegCF SPV 2021, LLC

*Statement of Cash Flows*

**Since October 2021 Inception**

|  | **YTD 10.21** | **2020** |
|---|---|---|
| Operating Activities |  |  |
|    Net Income | 0.00 | 0.00 |
|  |  |  |
| Net cash provided by operatir | 0.00 | 0.00 |
|  |  |  |
| Financing Activities |  |  |
|    Owner's Investment | 0.00 | 0.00 |
| Net cash provided by financin | 0.00 | 0.00 |
|  |  |  |
| Net Cash increase for the peric | 0.00 | 0.00 |
|  |  |  |
|    Cash at End of Period | 0.00 | 0.00 |

# Bricolage Dynamics RegCF SPV 2021, LLC

*Statement of Shareholder Equity*

**Since October 2021 Inception**

| | Members' Contribution | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|
| Investors | | | |
| Balance at Inception | 0.00 | 0.00 | 0.00 |
| Increase in Members' Equit | 0.00 | 0.00 | 0.00 |
| | | | |
| Total Investments | 0.00 | 0.00 | 0.00 |
| Net Income/(Loss) | 0.00 | 0.00 | 0.00 |
| **Total Equity** | **0.00** | **0.00** | **0.00** |

BRICOLAGE DYNAMICS, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

## NOTE 1— NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

BRICOLAGE DYNAMICS, INC. ("the Company") was incorporated on July 26, 2021 under the laws of the State of Delaware, and is headquartered in Liberty, South Carolina. The Company was previously established as a South Carolina LLC prior to this date. The Company is an end-to-end recycling program, collecting household glass and recycling it into environmentally-friendly sand.

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

The company recognizes revenue in accordance with the following core principles of the Accounting Standards Codification Section 606:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The majority of the Company's revenue transactions are consummated at the time of payment from its retail customers.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2020, the Company had $12,987.93 that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

**NOTE 3 – COMMITMENTS AND CONTINGENCIES**

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for the duration of 2020 and future years.

**NOTE 4 – EQUITY STRUCTURE AND RELATED PARTY TRANSACTIONS**

The Company is structured as a C Corp, with 1,880,000 (88.1%) of the outstanding shares held by the President and CEO, Zebulon Parsons. The other outstanding shares are held by:
Leora Metcalf: 20,000 (0.9%)
Harper Hospitality Group: 100,000 (4.7%)
Fledge: 134,042 (6.3%)

There are no related party transactions as of December 31, 2020.

I, Zebulon Parsons, certify that:

(1) The financial statements of Bricolage Dynamics included in this Form are true and complete in all material respects; and

(2) The tax return information of Bricolage Dynamics provided herein accurately reflects the information reported on the tax return for Bricolage Dynamics filed for the fiscal year ended December 31, 2020. Total income: 15,318; Ordinary business income: 905; Taxes owed/paid: 0.

DocuSigned by:

_____
BD7B4D54CF44464...

Name: Zebulon Parsons

Title: President and Founder

Date: 10/19/2021